Note for readers of this English translation

On November 13, 2026, PayPay Corporation (the "Company" or "PayPay Corporation" and together with its consolidated subsidiaries, the "Group") filed its Japanese-language Semi-annual Securities Report (Hanki Houkokusho) for the six months ended September 30, 2026 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Semi-annual Securities Report and is not intended to update the information that had been previously filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K, or any other form.

Cautionary note regarding forward-looking statements

Statements made in this document contain forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “should,” “could,” “would,” “expect,” “anticipate,” “aim,” “target,” “project,” “estimate,” “intend,” “plan,” “believe,” “predict,” “potential,” “goal,” “objective,” “seek,” “continue,” “is/are likely to,” the negative of these terms, or other similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended, or planned as expressed or implied in or by such forward-looking statements. Factors that could cause such differences include, without limitation, risks related to our ability to manage our growth effectively; our ability to attract new users, retain our active users and expand the scope of our relationship with our active users; our ability to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services; our ability to maintain and expand synergies between our code-based payment settlement services and our credit card payment services; our ability to maintain and strengthen the ecosystem effects of our platform; our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates; changes in the expansion and development of the cashless payments industry and the digital financial services industry in Japan; our ability to implement pricing strategies and expand our service offerings; our ability to maintain, protect, and enhance our strong and trusted brand; our ability to maintain or improve our technology infrastructure, including events adversely affecting the systems and services, including those of third parties, on which our operations are dependent; and the complex and evolving laws and regulations applicable to our business and the banking ecosystem. Moreover, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this document.

For a more detailed description of such risks and uncertainties, please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents filed with or furnished to the SEC. Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which the Semi-annual Securities Report was filed in Japan. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

[Cover page]
[Document to be submitted]	Semi-annual Securities Report
[Applicable provision]	Item 1 of the table in Article 24-5, paragraph 1 of the Financial Instruments and Exchange Act
[Authority to which this document is to be submitted]	Director-General of Kanto Local Finance Bureau
[Submission date]	November 13, 2026
[Interim accounting period]	Ninth interim accounting period (from April 1, 2026 to September 30, 2026)
[Company name]	PayPay Corporation
[Company name in English]	PayPay Corporation
[Title and name of representative person]	President, Representative Director, CEO and Corporate Officer Ichiro Nakayama
[Location of head office]	1-3 Kioicho, Chiyoda-ku, Tokyo
[Telephone number]	03-6885-8181 (main)
[Name of contact person]	Managing Corporate Officer and Chief Financial Officer Wataru Kagechika
[Nearest contact address]	YOTSUYA TOWER, 1-6-1 Yotsuya, Shinjuku-ku, Tokyo
[Telephone number]	03-6885-8181 (main)
[Name of contact person]	Managing Corporate Officer and Chief Financial Officer Wataru Kagechika
[Place for public inspection]	Not applicable.

Part I. [Company information]

Section 1. [Company outlines]

1. [Transition of major management indicators, etc.]

Fiscal Year		Eighth Interim Consolidated Accounting Period	Ninth Interim Consolidated Accounting Period	Eighth Fiscal Year
Accounting period		From April 1, 2025 to September 30, 2025	From April 1, 2026 to September 30, 2026	From April 1, 2025 to March 31, 2026
Total revenue	(million yen)	178,632	227,903	380,662
Profit before tax	(million yen)	36,289	58,359	79,945
Profit for the period attributable to owners of the parent company	(million yen)	83,097	35,739	115,034
Comprehensive income attributable to owners of the parent	(million yen)	82,933	30,436	112,390
Equity attributable to owners of the parent company	(million yen)	267,024	425,798	394,179
Total assets	(million yen)	4,630,077	5,730,161	5,176,012
Basic earnings per share	(yen)	131.01	52.77	180.42
Diluted earnings per share	(yen)	131.01	52.44	178.55
Ratio of equity attributable to owners of the parent	(%)	5.8	7.4	7.6
Cash flows from operating activities	(million yen)	127,571	16,726	375,297
Cash flows from investing activities	(million yen)	(244,364)	(104,228)	(628,827)
Cash flows from financing activities	(million yen)	133,584	294,579	246,752
Cash and cash equivalents at end of period	(million yen)	386,583	570,085	363,083

(Note 1)	As the Company prepares condensed semi-annual consolidated financial statements, the transition of major management indicators, etc. of the reporting company is not presented.
(Note 2)

The above indicators are based on the condensed semi-annual consolidated financial statements and consolidated financial statements prepared in accordance with International Financial Reporting Standards (hereinafter referred to as “IFRS”).

(Note 3)

The Company implemented a share split at a ratio of 200 shares for each ordinary share, with an effective date of November 15, 2025. The figures for “Basic earnings per share” and “Diluted earnings per share” for the Eighth Fiscal Year and the Eighth Interim Consolidated Accounting Period in this table reflect the impact of such share split retroactively for all periods. Note that this share split does not affect the amount of capital stock, etc.

2. [Details of business]

During the interim consolidated period, there were no material changes in the details of the businesses conducted by the Group (the Company and its subsidiaries and associates).

There were also no changes in major associated companies.

Section 2. [Business status]

1. [Business-related risks, etc.]

During the interim consolidated period, no major risks arose, among the matters relating to the business operations, accounting, etc. described in this Semi-annual Securities Report, that management recognizes may have a material impact on the consolidated companies’ financial condition, operating results and cash flows, and there were no material changes to the “Business-related risks, etc.” described in the Annual Securities Report for the previous fiscal year.

2. [Management’s discussion and analysis of financial position, operating results, and cash flow status]

(1) Overview of Operating Results, etc.

An overview of the financial position, operating results, and cash flow status of the Group (hereinafter, “Operating Results, etc.”) is as follows.

i. Operating Results

During the interim consolidated period, the Japanese economy continued to recover moderately, supported by a recovery in personal consumption against the backdrop of improving employment and income conditions and an expansion in capital investment accompanying improved corporate earnings. However, the outlook remains subject to uncertainty, including the effects of rising prices on personal consumption, geopolitical risks such as the situation in the Middle East, the risk of natural disasters and uncertainty surrounding U.S. trade policy.

The domestic cashless payment market, in which the Group operates, continued to grow, supported by the diversification of payment methods and the expansion of use cases. According to a survey by the Ministry of Economy, Trade and Industry, the cashless payment ratio in Japan was 58.0% in 2025 (Note 1). Further adoption is expected as the market moves toward the government’s target of 65% by 2030 and its longer-term target of 80%.

In the domestic interest rate environment, as the Bank of Japan progresses with the normalization of monetary policy, changes in market interest rates are affecting deposit and lending rates at financial institutions and returns on asset management. The Group recognizes that changes in the interest rate environment may affect funding costs in its credit card and banking businesses, while also potentially improving lending and asset management yields in its banking business.

Against this business backdrop, the Group, as a leading company in Japan’s cashless market, is working to expand and deepen the use of its payment services as cashless adoption advances. The number of registered PayPay users reached 75.60 million as of the end of September 2026, representing more than 70% of Japan’s smartphone population (Note 2). The Group is also expanding its financial services by drawing on this customer base and pursuing sustainable growth and improved profitability through appropriate risk management and disciplined expense management, taking into account changes in the interest rate environment and trends in credit costs.

(Note 1)	Ministry of Economy, Trade, and Industry, “Cashless Payment Ratio in 2025” (announced March 31, 2026).
(Note 2)

Calculated by multiplying the smartphone ownership ratio in the Ministry of Internal Affairs and Communications “2026 White Paper on Information and Communications in Japan” (as of the end of December 2024) (released in July 2026) by the total population of Japan.

The Group has built a digital finance platform that can provide, on a one-stop basis, a variety of financial services including savings, borrowing and investment, starting from easy-to-use payment services, with the aim of improving and enriching the convenience of daily life for consumers and businesses. Payment services contribute to broad user engagement through transaction frequency, and financial services deepen and accelerate user engagement through cross-selling and continued use. These function as pillars of an ecosystem that complements each other and form the foundation of the Group’s user engagement strategy.

For the interim consolidated period, the Group’s operating revenue was ¥227,903 million (an increase of 27.6% year-on-year), operating profit was ¥63,037 million (an increase of 72.9% year-on-year), and profit attributable to owners of the parent was ¥35,739 million (a decrease of 57.0% year-on-year). The decrease in profit attributable to owners of the parent was due to an additional recognition of deferred tax assets in the prior-year period following a reassessment of their recoverability.

Results by segment are as follows.

(Payment Segment)

Operating revenue in the Payment Segment was ¥185,327 million (an increase of 25.8% year-on-year). This was mainly due to growth in payment transaction volume, an increase in the share of online payments, which generally carry higher fee rates, and an increase in interest income from the expansion of credit card financing balances. The operating profit margin improved following a review of point rewards and greater efficiency in other operating expenses, and segment profit was ¥48,984 million (an increase of 55.4% year-on-year).

(Financial Services Segment)

Operating revenue in the Financial Services Segment was ¥45,363 million (an increase of 40.9% year-on-year). This was mainly due to growth in loan balances, supported by the expansion of PayPay Bank Corporation’s deposit base, as well as increased interest income reflecting the positive effect of higher policy interest rates. The operating profit margin improved through lower advertising and other expenses and greater efficiency in other operating expenses, and segment profit was ¥14,138 million (an increase of 186.9% year-on-year).

ii. Financial Position

(Assets)

Total assets at the end of the interim consolidated period increased by ¥554,149 million compared to the end of the previous consolidated fiscal year, to ¥5,730,161 million. This was mainly due to increases of ¥224,573 million in loans and advances to customers, ¥207,002 million in cash and cash equivalents and ¥144,723 million in securities. The increase in loans and advances to customers was mainly attributable to growth in mortgage lending and other loans at PayPay Bank Corporation, as well as growth in payment transaction volume and use of revolving and installment payments at PayPay Card Corporation. The increase in securities was mainly attributable to the acquisition of shares in Seven & i Holdings Co., Ltd. in connection with the capital and business alliance with that company and an increase in listed investment trusts related to point investment services. The factors contributing to the increase in cash and cash equivalents are described in “iii Status of Cash Flows.”

(Liabilities)

Total liabilities at the end of the interim consolidated period increased by ¥522,012 million compared to the end of the previous consolidated fiscal year, to ¥5,267,263 million. This was mainly due to increases of ¥296,743 million in borrowings and ¥262,948 million in deposits. The increase in borrowings was mainly attributable to increased funding through securitization and other means to finance the growth in card receivables associated with increased card usage and use of revolving and installment payments at PayPay Card Corporation, as well as repurchase transactions and borrowings from the Bank of Japan at PayPay Bank Corporation. The increase in deposits was mainly attributable to increases in bank customer deposits and PayPay Balance.

(Equity)

Equity at the end of the interim consolidated period increased by ¥32,137 million compared to the end of the previous consolidated fiscal year, to ¥462,898 million. This was mainly due to an increase in retained earnings as a result of recording profit attributable to owners of the parent of ¥35,739 million for the interim consolidated period.

iii. Status of Cash Flows

Cash and cash equivalents at the end of the interim consolidated period increased by ¥207,002 million compared with the end of the previous consolidated fiscal year, to ¥570,085 million. The status and factors of each cash flow for the interim consolidated period are as follows.

(Cash Flows from Operating Activities)

Cash flows from operating activities were an inflow of ¥16,726 million (compared with an inflow of ¥127,571 million in the previous interim period). This was mainly due to an increase of ¥22,070 million in profit before tax and an improvement of ¥82,963 million in cash flows related to call loans, while cash inflows from the increase in deposits decreased by ¥82,259 million and cash outflows from the increase in loans and advances to customers increased by ¥57,598 million. The decrease in cash inflows from the increase in deposits was mainly attributable to slower growth in bank customer deposits compared with the previous interim period. The increase in cash outflows from the increase in loans and advances to customers was mainly attributable to the expansion of bank lending.

(Cash Flows from Investing Activities)

Cash flows from investing activities were an outflow of ¥104,228 million (compared with an outflow of ¥244,364 million in the previous interim period). This was mainly due to a ¥96,859 million decrease in payments for purchases of securities and a ¥31,845 million increase in proceeds from sales/redemptions of securities. Payments for purchases of securities during the interim consolidated period were ¥211,302 million, including ¥100,068 million for the acquisition of shares in Seven & i Holdings Co., Ltd. in connection with the capital and business alliance.

(Cash Flows from Financing Activities)

Cash flows from financing activities were an inflow of ¥294,579 million (compared with an inflow of ¥133,584 million in the previous interim period). This was mainly due to a ¥149,559 million increase in net cash inflows from borrowings and repayments, reflecting expanded funding by PayPay Card Corporation.

3. [Material contracts, etc. for business management]

During the interim consolidated period, there were no decisions on, or execution of, material contracts, etc.

Section 3. [Information on reporting company]

1. [Information on shares, etc.]

(1) [Total number of shares and other information]

i. [Total number of shares]

Classes	Total number of authorized shares (shares)
Common stock	1,600,000,000
Total	1,600,000,000

ii. [Issued shares]

Classes	Number of shares issued as of the end of interim accounting period (shares) (September 30, 2026)	Number of shares issued as of filing date (shares) (November 13, 2026)	Name of financial instruments exchange on which shares are listed or authorized financial instruments firms association with which shares are registered	Description
Common stock	677,343,335	677,343,335	Unlisted	The number of shares constituting one unit is 100 shares.
Total	677,343,335	677,343,335	—	—

(Note 1)	The Company’s American Depositary Shares (ADSs) are listed on the Nasdaq Global Select Market.
(Note 2)

The number of shares issued as of the filing date does not include the number of shares issued upon the exercise of stock acquisition rights from November 1, 2026 to the filing date of this Semi-annual Securities Report.

(2) [Status of share options, etc.]

i. [Contents of stock option system]

Not applicable.

ii. [Status of other share options, etc.]

Not applicable.

(3) [Status of exercise of moving strike convertible bonds, etc.]

Not applicable.

(4) [Changes in total number of issued shares, stated capital, etc.]

Date	Increase/ decrease in total number of issued shares (shares)	Outstanding balance of total number of issued shares (shares)	Increase/ decrease in amount of stated capital (million yen)	Outstanding balance of amount of stated capital (million yen)	Increase/ decrease in amount of capital reserves (million yen)	Outstanding balance of amount of capital reserves (million yen)
April 1, 2026 to September 30, 2026	387,800	677,343,335	405	201,041	405	109,607

(Note) Increase due to the exercise of stock acquisition rights.

(5) [Information on major shareholders]

Reference date: September 30, 2026

Name	Address	Number of shares held (shares)	Ratio of number of shares held to the total number of issued shares (excluding treasury shares) (%)
B Holdings Co., Ltd.	1-3 Kioicho, Chiyoda-ku, Tokyo	318,721,600	47.05
SVF II Piranha (DE) LLC	251 Little Falls Drive, New Castle County, DE 19808, United States of America	192,829,840	28.47
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.) (Note 1)	240 Greenwich Street, New York, New York 10286, United States of America (Shinagawa Intercity Tower A, 2-15-1 Konan, Minato-ku, Tokyo)	63,705,095	9.41
SoftBank Corp.	1-7-1 Kaigan, Minato-ku, Tokyo	51,043,400	7.54
LY Corporation	1-3 Kioicho, Chiyoda-ku, Tokyo	51,043,400	7.54
Total	–	677,343,335	100.00

(Note 1)	The shares are registered in the name of THE BANK OF NEW YORK MELLON, the depositary for the ADSs.
(Note 2)	Because the percentage of shares held is rounded to the third decimal place, the total of the breakdown may not equal 100%.

(6) [Status of voting rights]

i. [Issued shares]

Reference date: September 30, 2026

Items	Number of shares (shares)		Number of voting rights (units)	Description
Shares with no voting rights	–	–	–	–
Shares with restricted voting rights (treasury shares, etc.)	–	–	–	–
Shares with restricted voting rights (other)	–	–	–	–
Shares with full voting rights (treasury shares, etc.)	–	–	–	–
Shares with full voting rights (other)	Common stock	677,343,200	6,773,432	–
Shares less than one unit	Common stock	135	–	–
Total number of issued shares		677,343,335	–	–
Number of voting rights held by all shareholders	–	–	6,773,432	–

ii. [Treasury shares, etc.]

Not applicable.

2. [Company’s officers]

Not applicable.

Section 4. [Status of accounting]

The financial statements of the Company and its subsidiaries that are included in this document consist of condensed consolidated financial statements (including the notes thereto) as of and for the six months ended September 30, 2026 and 2025. The condensed consolidated financial statements as of and for the six months ended September 30, 2026 and 2025 in this Semi‑annual Securities Report correspond in all material respects to the condensed consolidated financial statements as of and for the six months ended September 30, 2026 and 2025 included in the Form 6-K which was furnished to the SEC on November 13, 2026.